Filed by Lpath, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

Deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:  Lpath, Inc.

Registration Statement Number:  333-214059

**** IMPORTANT REMINDER TO SHAREHOLDERS****

Dear Lpath Stockholder:

By now, you should have received your proxy material for the Lpath, Inc. Special Meeting of Stockholders, which is scheduled to be held on December 27, 2016. Your custodian’s records indicate that you had not yet voted your shares at the time of the mailing of this reminder letter.

Your Board of Directors unanimously recommends Lpath stockholders vote “FOR” the merger proposal, “FOR” the proposal to effect a reverse stock split, “FOR” the name change proposal, “FOR” the executive compensation proposal and “FOR” the adjournment proposal.

YOUR IMMEDIATE ATTENTION TO THIS MATTER AND VOTE ARE CRITICAL. As stated in the proxy materials, Lpath only has sufficient funds to support its operations through December 31, 2016. As a result, if the merger is not approved and closed by that date, Lpath will not have sufficient funds to continue its operations. Further, if the merger is not completed and Lpath is required to cease its operations, Lpath will not have any cash left to distribute to the Lpath stockholders.

PLEASE CAST YOUR VOTE TODAY. The fastest and easiest way to vote is by telephone or over the Internet. Instructions on how to vote your shares over the telephone or Internet are enclosed with this letter. Alternatively, you may sign and return the enclosed voting form in the envelope provided.

WE URGE YOU TO EXERCISE YOUR RIGHT TO VOTE TODAY.

If you sign and return the enclosed form without indicating a different choice, your shares will be voted as recommended by the Board of Directors.

If you have any questions or if you need assistance voting, please call Morrow Sodali, our proxy solicitor, at (877) 787-9239.

Thank you for your investment in Lpath and for taking the time to vote your shares.

Sincerely,

/s/ Gary J.G. Atkinson
Gary J.G. Atkinson
Interim Chief Executive Officer

Additional Information about the Proposed Merger between Lpath, Inc. and Apollo Endosurgery, Inc. and Where to Find It

In connection with the proposed merger, Lpath, Inc. (“Lpath”) has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) including a proxy statement/prospectus/information statement. The registration statement was declared effective by the SEC on December 1, 2016. The proxy statement/prospectus/information statement and any other relevant documents filed by Lpath, Inc. with the SEC may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Lpath, Inc. by directing a written request to: Lpath, Inc., 4025 Sorrento Valley Blvd., San Diego, CA 92121, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement/prospectus/information statement and the other relevant materials before making any voting or investment decision with respect to the proposed merger and related proposals.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Lpath and its directors and executive officers and Apollo Endosurgery, Inc. and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lpath in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger is included in the proxy statement/prospectus/information statement referred to above. Additional information regarding the directors and executive officers of Lpath is also included in Lpath’s Annual Report on Form 10-K for the year ended December 31, 2015 and the proxy statement for Lpath’s 2016 Annual Meeting of Stockholders. These documents are available free of charge at the SEC web site at www.sec.gov and from Investor Relations at Lpath at the address described above.